82-03138

BAE Systems plc

The Company's Interim Report 2005 for the six months ended 30 June 2005 has been submitted to the Financial Services Authority and will shortly be available for publication at the Financial Services Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7066 1000

14 September 2005

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